PRESS RELEASE	AUGUST 19, 2024

Largo Highlights Continued Progress in Cost Reduction Initiatives at its Vanadium Operation in Brazil

All amounts expressed are in U.S. dollars, denominated by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), a leading producer and supplier of high-quality vanadium products and ilmenite, today highlights its cash operating cost1 metrics, emphasizing the Company's focus on cost reduction initiatives at the Maracás Menchen Mine in Brazil. The Company has made continued progress in reducing costs at its vanadium operation in Brazil, which have started to yield positive results, excluding the impact of certain non-recurring items.

During the fourth quarter of 2023 and the first and second quarter of 2024, the Company's cash operating costs excluding royalties per pound1 were impacted by certain non-recurring items, mainly the impact of write-downs of the Company's produced vanadium finished product inventories due to the declining price environment. These write-downs do not fully represent the Company's ongoing operational efficiency or the success of its cost reduction initiatives, especially when presented on a cost per pound basis. When these adjustments are excluded, the underlying unit costs more accurately demonstrate Largo's sustained focus on optimizing its cost structure.

The table below provides a detailed breakdown of the Company's cash operating costs per pound sold1:

	2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2
Cash operating costs excluding royalties per pound[1] ($/lb)[i]	5.15	5.18	5.44	5.44	6.12	5.97
Write-down of produced vanadium products ($)[i]	-	-	-	2,215,000	4,526,000	6,688,000
Produced V2O5 sold (lbs) [i]	5,741,000	5,000,000	4,693,000	5,437,000	5,753,000	3,776,000
Adjusted cash operating costs excluding royalties per pound[1] ($/lb)	5.15	5.18	5.44	5.04	5.33	4.20

i. As per the Company's management's discussion and analysis for the stated period.

Daniel Tellechea, Director and Interim CEO of Largo, commented: "We believe it is important to communicate to our stakeholders that the Company's ongoing efforts to streamline operations and reduce costs are beginning to bear fruit, as evidenced by the declining trend in our unitary cash costs at the Maracás Menchen Mine. Despite the impact of non-recurring items in recent quarters, our team remains laser-focused on achieving further efficiencies, ensuring that Largo is well-positioned to navigate current market challenges and deliver long-term value to our shareholders."

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing of ilmenite production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products; and the timing of annual kiln maintenance and its impact on production and inventories.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine, the competitiveness of the Company's vanadium redox flow battery ("VRFB") technology; the ability to obtain funding through government grants and awards for the Green Energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to market, sell and deliver VCHARGE batteries on specification and at a competitive price; the Company's ability to successfully deploy VCHARGE batteries in foreign jurisdictions; the Company's ability to secure the required resources to build and deploy VCHARGE batteries, and the adoption of VRFB technology generally in the market; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP2 Measures

The Company uses certain non-GAAP measures in this press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Operating Costs Per Pound

The Company's press release refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q2 2024 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Operating costs[i][i]	$36,379	$43,029	$86,086	$88,960
Professional, consulting and management feesii[i]	476	624	938	1,468
Other general and administrative expenses[i][v]	306	315	585	624
Less: ilmenite costs[i][i]	(1,042)	-	(1,089)	-
Less: iron ore costs[i][i]	(402)	(220)	(402)	(493)
Less: conversion costs[i][i]	(2,018)	(2,220)	(4,041)	(4,138)
Less: product acquisition costs[i][i]	(1,310)	(3,753)	(3,360)	(7,931)
Less: distribution costs[i][i]	(1,724)	(2,525)	(3,542)	(3,972)
Less: inventory write-down[v]	(912)	(683)	(466)	(683)
Less: depreciation and amortization expense[i][i]	(5,396)	(6,202)	(13,473)	(13,453)
Cash operating costs	24,357	28,365	61,236	60,382
Less: royalties[i][i]	(1,814)	(2,450)	(3,487)	(4,895)
Cash operating costs excluding royalties	22,543	25,915	57,749	55,487
Produced V2O5 sold (000s lb)	3,776	5,000	9,529	10,741
Cash operating costs per pound ($/lb)	$6.45	$5.67	$6.43	$5.62
Cash operating costs excluding royalties per pound ($/lb)	$5.97	$5.18	$6.06	$5.17
Cash operating costs excluding royalties	22,543	25,915	57,749	55,487
Less: Write-down of produced vanadium products[v][i]	6,688	-	11,214	-
Adjusted cash operating costs excluding royalties per pound ($/lb)	$4.20	$5.18	$4.88	$5.17

ii. As per note 20 of the Company's Q2 2024 unaudited condensed interim consolidated financial statements.

iii. As per the Mine properties segment in note 16 of the Company's Q2 2024 unaudited condensed interim consolidated financial statements.

iv. As per the Mine properties segment in note 16 less the increase in legal provisions of $1.0 million (for the six months ended June 30, 2024) as noted in the "other general and administrative expenses" section on page 6 of the Company's Q2 2024 management's discussion and analysis.

v. As per note 5 of the Company's Q2 2024 unaudited condensed interim consolidated financial statements for ilmenite finished products and warehouse supplies and including a write-down of vanadium purchased products of $0.3 million for Q2 2024 and $nil for the six months ended June 30, 2024 ($nil and $nil in the same prior year periods).

vi. As per note 5 of the Company's Q2 2024 unaudited condensed interim consolidated financial statements for the write-down of vanadium finished products less the write-down for vanadium purchased products of $0.3 million in Q2 2024 and $nil for the six months ended June 30, 2024 ($nil and $nil in the same prior year periods).

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1 The cash operating costs excluding royalties and adjusted cash operating costs excluding royalties are reported on a non-GAAP basis.Refer to the "Non-GAAP Measures" section of this press release.

2 GAAP - Generally Accepted Accounting Principles.